Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

October 26, 2022

Re	Meta Platforms, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 3, 2022 Form 10-Q for the Quarterly Period Ended June 30, 2022 Filed July 28, 2022 File No. 001-35551

Ms. Lauren Pierce, Staff Attorney

Mr. Joshua Shainess, Legal Branch Chief

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Pierce and Mr. Shainess:

On behalf of our client, Meta Platforms, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) dated September 29, 2022, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 and Form 10-Q for the Quarterly Period Ended June 30, 2022.

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for Fiscal Year Ended December 31, 2021

Business, page 7

1.	We note your disclosure that the Reality Labs segment increased its loss of operations by 54% from 2020 to 2021. Given your expectations that the company will continue to make significant investments in technologies to support your stated mission of building the metaverse, provide a meaningful discussion of your current efforts to date. Quantify your investments in these technologies, discuss your plans for monetization, and provide an anticipated timeline for development.

Response

The Company respectfully advises the Staff that it intends to include disclosure substantially in the form set forth in this Response #1 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 under “Item 1. Business—Overview”, updated as applicable for any changes since the date of this letter:

Ms. Lauren Pierce, Staff Attorney

Mr. Joshua Shainess, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

* * *

Overview

Our mission is to give people the power to build community and bring the world closer together. All of our products, including our apps, share the vision of helping to bring the metaverse to life.

We build technology that helps people connect, find communities, and grow businesses. Our useful and engaging products enable people to connect and share with friends and family through mobile devices, personal computers, virtual reality headsets, wearables, and in-home devices. We also help people discover and learn about what is going on in the world around them, enable people to share their opinions, ideas, photos and videos, and other activities with audiences ranging from their closest family members and friends to the public at large, and stay connected everywhere by accessing our products. Meta is moving beyond 2D screens toward immersive experiences like augmented and virtual reality to help build the metaverse, which we believe is the next evolution in social technology. Our vision for the metaverse does not center on any single product, but rather an entire ecosystem of experiences, devices, and new technologies. While we are in the very early stages of its development, we believe the metaverse will become the next computing platform and the future of social interaction.

We report financial results for two segments: Family of Apps (FoA) and Reality Labs (RL). Currently, we generate substantially all of our revenue from selling advertising placements on our family of apps to marketers, which is reflected in FoA. Ads on our platforms enable marketers to reach people based on a variety of factors including age, gender, location, interests, and behaviors. Marketers purchase ads that can appear in multiple places including on Facebook, Instagram, Messenger, and third-party applications and websites. RL reflects our efforts to develop the metaverse and generates revenue from sales of consumer hardware products, software and content.

We invest in our business based on our company priorities, and the majority of our investments are directed toward developing our family of apps. In 2022, [__]% of our total costs and expenses were recognized in FoA and [__]% were recognized in RL. Our FoA investments were $[__] billion in 2022 and include expenses relating to headcount, data centers and technical infrastructure as part of our efforts to develop our apps and our advertising services. We are also making significant investments in our metaverse efforts, including developing virtual and augmented reality devices, software for social platforms, neural interfaces, and other foundational technologies for the metaverse. Our total RL investments were $[__] billion in 2022 and include expenses relating to headcount and technology development across these efforts. As these are fundamentally new technologies that we expect will evolve as the metaverse ecosystem develops, many products for the metaverse may only be fully realized in the next decade. Although it is inherently difficult to predict when and how the metaverse ecosystem will develop, we expect our RL segment to continue to operate at a loss for the foreseeable future, and our ability to support our metaverse efforts is dependent on generating sufficient profits from other areas of our business. We expect this will be a complex, evolving, and long-term initiative. We are investing now because we believe this is the next chapter of the internet and will unlock monetization opportunities for businesses, developers, and creators, including around advertising, hardware, and digital goods.

Family of Apps Products

•	Facebook. Facebook helps give people the power to build community and bring the world closer together. It's a place for people to share life's moments and discuss what's happening, nurture and build relationships, discover and connect to interests, and create economic opportunity. They can do this through News Feed, Stories, Groups, Watch, Marketplace, Reels, Dating, and more.

October 26, 2022	2

Ms. Lauren Pierce, Staff Attorney

Mr. Joshua Shainess, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

•	Instagram. Instagram brings people closer to the people and things they love. Instagram Feed, Stories, Reels, Video, Live, Shops, and messaging are places where people and creators can express themselves and push culture forward through photos, video, and private messaging, and connect with and shop from their favorite businesses.

•	Messenger. Messenger is a simple yet powerful messaging application for people to connect with friends, family, groups, and businesses across platforms and devices through chat, audio and video calls, and Rooms.

•	WhatsApp. WhatsApp is a simple, reliable, and secure messaging application that is used by people and businesses around the world to communicate and transact in a private way.

Reality Labs Products

Many of our metaverse investments are directed toward long-term, cutting edge research and development for products that are not on the market today and may only be fully realized in the next decade. This includes exploring new technologies such as neural interfaces using electromyography, which lets people control their devices using neural signals, as well as innovations in artificial intelligence and hardware to help build next-generation interfaces. In the near term, we are continuing to develop early metaverse experiences through Reality Labs' augmented and virtual reality products that help people feel connected, anytime, anywhere. Our current product offerings include Meta Quest virtual reality devices, as well as software and content available through the Meta Quest Store, which let people defy distance and enable a range of social experiences, including gaming, fitness, entertainment, and more. For example, we have launched Horizon Worlds, a social platform where people can interact with friends, meet new people, play games, and attend virtual events, and Horizon Workrooms, a virtual reality space for teams to connect and collaborate at work. Our hardware products also include Meta Portal video calling devices and augmented reality experiences like Ray-Ban Stories smart glasses, which let people stay more present through hands-free interaction.

* * *

Form 10-Q for the Quarterly Period Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Family of Apps metrics, page 32

2.	We note your disclosure and belief that the reduction in advertising demand in the second quarter was driven by reduced marketer spending as a result of a more challenging macroeconomic environment and as a result of limitations on your ad targeting and measurement tools. You also disclose that other factors relating to the COVID-19 pandemic and competitive products and services have impacted your advertising revenue. Please provide a more robust discussion of the current and anticipated limitations on your ability to deliver and measure targeted advertisements to users. Describe your efforts to counteract these limitations. In this regard, please also expand your discussion of the methodological changes regarding the number and structure of ads you show and of your evolving ads business, as referenced on page 40. To the extent possible, quantify the impact each of the trends has had, or is expected to have, on your advertising revenue.

October 26, 2022	3

Ms. Lauren Pierce, Staff Attorney

Mr. Joshua Shainess, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Response

The Company respectfully advises the Staff that it has added disclosure substantially in the form set forth in this Response #2 to the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2022 under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

* * *

Executive Overview of Third Quarter Results

Our mission is to give people the power to build community and bring the world closer together. All of our products, including our apps, share the vision of helping to bring the metaverse to life. In the third quarter of 2022, we continued to focus on our main revenue growth priorities: (i) helping marketers use our products to connect with consumers and (ii) making our ads more relevant and effective. We also continued to invest in both our family of apps and our metaverse efforts based on our company priorities.

Our financial results and key community metrics for the third quarter of 2022 are set forth below. Our total revenue for the third quarter of 2022 was $27.71 billion, a decrease of 4% compared to the third quarter of 2021, primarily due to a $1.79 billion negative impact from the appreciation of the U.S. dollar relative to other foreign currencies. Revenue on a constant currency basis was $29.50 billion for the third quarter of 2022, an increase of 2% compared to the third quarter of 2021. We continued to experience a reduction in advertising demand during the third quarter of 2022, which we believe was primarily driven by reduced marketer spending as a result of a more challenging macroeconomic environment. In addition, because the targeting and measurement challenges associated with iOS changes had already begun in the third quarter of 2021, the impact of these challenges on the year-over-year change in revenue in the third quarter of 2022 was less significant compared to the prior period.

October 26, 2022	4

Ms. Lauren Pierce, Staff Attorney

Mr. Joshua Shainess, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Consolidated and Segment Results

We report our financial results for our two reportable segments: Family of Apps (FoA) and Reality Labs (RL). FoA includes Facebook, Instagram, Messenger, WhatsApp, and other services. RL includes our augmented and virtual reality related consumer hardware, software, and content. For comparative purposes, amounts in the prior periods have been recast:

	Family of Apps			Reality Labs			Total
	Three Months Ended September 30,		% change	Three Months Ended September 30,		% change	Three Months Ended September 30,		% change
	2022	2021		2022	2021		2022	2021

	(in millions, except percentages)
Revenue	$ 27,429	$ 28,452	(4)%	$ 285	$ 558	(49)%	$ 27,714	$ 29,010	(4)%
Costs and expenses	$ 18,093	$ 15,398	18%	$ 3,957	$ 3,189	24%	$ 22,050	$ 18,587	19%
Income (loss) from operations	$ 9,336	$ 13,054	(28)%	$ (3,672)	$ (2,631)	(40)%	$ 5,664	$ 10,423	(46)%
Operating margin	34%	46%		(1,288) %	(472) %		20%	36%

•	Net income was $4.40 billion, with diluted earnings per share of $1.64 for the three months ended September 30, 2022.

•	Capital expenditures, including principal payments on finance leases, were $9.52 billion for the three months ended September 30, 2022.

•	Effective tax rate was 21% for the three months ended September 30, 2022.

•	Cash, cash equivalents, and marketable securities were $41.78 billion as of September 30, 2022.

•	Long-term debt was $9.92 billion as of September 30, 2022.

•	Headcount was 87,314 as of September 30, 2022, an increase of 28% year-over-year.

Family of Apps Metrics

•	Family daily active people (DAP) was 2.93 billion on average for September 2022, an increase of 4% year-over-year.

•	Family monthly active people (MAP) was 3.71 billion as of September 30, 2022, an increase of 4% year-over-year.

•	Facebook daily active users (DAUs) were 1.98 billion on average for September 2022, an increase of 3% year-over-year.

•	Facebook monthly active users (MAUs) were 2.96 billion as of September 30, 2022, an increase of 2% year-over-year.

•	Ad impressions delivered across our Family of Apps in the third quarter of 2022 increased by 17% year-over-year, and the average price per ad in the third quarter of 2022 decreased by 18% year-over-year.

October 26, 2022	5

Ms. Lauren Pierce, Staff Attorney

Mr. Joshua Shainess, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Developments in Advertising

Substantially all of our revenue is currently generated from advertising on Facebook and Instagram. We rely on targeting and measurement tools that incorporate data signals from user activity on websites and services that we do not control in order to deliver relevant and effective ads to our users. Our advertising revenue has been, and we expect will continue to be, adversely affected by reduced marketer spending as a result of limitations on our ad targeting and measurement tools arising from changes to the regulatory environment and third-party mobile operating systems and browsers.

In particular, legislative and regulatory developments such as the General Data Protection Regulation, ePrivacy Directive, and California Consumer Privacy Act have impacted our ability to use data signals in our ad products, and we expect these and other developments such as the Digital Markets Act will have further impact in the future. As a result, we have implemented, and we will continue to implement, changes to our products and user data practices, which reduce our ability to effectively target and measure ads. In addition, mobile operating system and browser providers, such as Apple and Google, have implemented product changes and/or announced future plans to limit the ability of websites and application developers to collect and use these signals to target and measure advertising. For example, in 2021, Apple made certain changes to its products and data use policies in connection with changes to its iOS operating system that reduce our and other iOS developers' ability to target and measure advertising, which has negatively impacted, and we expect will continue to negatively impact, the size of the budgets marketers are willing to commit to us and other advertising platforms.

To mitigate these developments, we are working to evolve our advertising systems to improve the performance of our ad products. We are developing privacy enhancing technologies to deliver relevant ads and measurement capabilities while reducing the amount of personal information we process, including by relying more on anonymized or aggregated third-party data. In addition, we are developing tools that enable marketers to share their data into our systems, as well as ad products that generate more valuable signals within our apps. Across all of these efforts, we are making significant investments in artificial intelligence and machine learning to improve our delivery, targeting, and measurement capabilities. We are also engaging with others across our industry to explore the possibility of new open standards for the private and secure processing of data for advertising purposes. We expect that some of these efforts will be long-term initiatives, and that the regulatory and platform developments described above will continue to adversely impact our advertising revenue for the foreseeable future.

Other Business and Macroeconomic Conditions

Other global and regional business, macroeconomic, and geopolitical conditions also have had, and we believe will continue to have, an impact on our user growth and engagement and advertising revenue. In particular, we believe advertising budgets have been pressured by factors such as inflation, rising interest rates, and related market uncertainty, which has led to reduced marketer spending. In addition, competitive products and services have reduced some users' engagement with our products and services. In response to competitive pressures, we have introduced new features such as Reels, which is growing in usage but is not currently monetized at the same rate as our feed or Stories products. We also have seen fluctuations and declines in the size of our active user base in one or more markets from time to time. For example, in connection with the war in Ukraine, access to Facebook and Instagram was restricted in Russia and the services were then prohibited by the Russian government, which adversely affected user growth and engagement in the third quarter of 2022. These trends adversely affected advertising revenue in the third quarter of 2022, and we expect will continue to affect our advertising revenue in the foreseeable future.

October 26, 2022	6

Ms. Lauren Pierce, Staff Attorney

Mr. Joshua Shainess, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

The COVID-19 pandemic has also impacted our business and results of operations, with a varied impact on user growth and engagement, as well as the demand for and pricing of our ads from period to period. While we experienced a reduction in advertising demand and a related decline in pricing during the onset of the pandemic, we believe the pandemic subsequently contributed to an acceleration in the growth of online commerce, and we experienced increasing demand for advertising as a result of this trend. More recently, we believe this growth has declined, and we saw continued softening of advertising demand in the third quarter of 2022 as many activities that shifted online during COVID-19 related lockdowns continued in person. We may experience reduced advertising demand and related declines in pricing in future periods to the extent this trend continues, which could adversely affect our advertising revenue. The impact of the pandemic on the demand for and pricing of our advertising services, as well as on our overall results of operations, remains uncertain for the foreseeable future.

Investment Philosophy

In the third quarter of 2022, we continued to invest based on the following company priorities: (i) continue making progress on the major social issues facing the internet and our company, including privacy, safety, and security; (ii) build new experiences that meaningfully improve people's lives today and set the stage for even bigger improvements in the future; (iii) keep building our business by supporting the millions of businesses that rely on our services to grow and create jobs; and (iv) communicate more transparently about what we're doing and the role our services play in the world.

We anticipate that investments in our servers, data center capacity, network infrastructure, and headcount will continue to drive expense growth in 2022, which will adversely affect our operating margin and profitability. The majority of our investments are directed toward developing our family of apps. In the nine months ended September 30, 2022, 82% of our total costs and expenses were recognized in FoA and 18% were recognized in RL. Our FoA investments include expenses relating to headcount, data centers and technical infrastructure as part of our efforts to develop our apps and our advertising services. We are also making significant investments in our metaverse efforts, including developing virtual and augmented reality devices, software for social platforms, neural interfaces, and other foundational technologies for the metaverse. Our RL investments include expenses relating to headcount and technology development across these efforts. Many of our RL investments are directed toward long-term, cutting-edge research and development for products for the metaverse that are not on the market today and may only be fully realized in the next decade. Although it is inherently difficult to predict when and how the metaverse ecosystem will develop, we expect our RL segment to continue to operate at a loss for the foreseeable future, and our ability to support our metaverse efforts is dependent on generating sufficient profits from other areas of our business. We expect this will be a complex, evolving, and long-term initiative. We are investing now because we believe this is the next chapter of the internet and will unlock monetization opportunities for businesses, developers, and creators, including around advertising, hardware, and digital goods.

[…]

October 26, 2022	7

Ms. Lauren Pierce, Staff Attorney

Mr. Joshua Shainess, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Components of Results of Operations

Revenue

Family of Apps (FoA)

Advertising. We generate substantially all of our revenue from advertising. Our advertising revenue is generated by displaying ad products on Facebook, Instagram, Messenger, and third-party affiliated websites or mobile applications. Marketers pay for ad products either directly or through their relationships with advertising agencies or resellers, based on the number of impressions delivered or the number of actions, such as clicks, taken by users.

We recognize revenue from the display of impression-based ads in the contracted period in which the impressions are delivered. Impressions are considered delivered when an ad is displayed to a user. We recognize revenue from the delivery of action-based ads in the period in which a user takes the action the marketer contracted for. The number of ads we show is subject to methodological changes as we continue to evolve our ads business and the structure of our ads products. In particular, the number of ads we show may vary by product (for example, our video and Reels products are not currently monetized at the same rate as our feed or Stories products), and from time to time we increase or decrease the number or frequency of ads we show as part of our product and monetization strategies. We calculate price per ad as total advertising revenue divided by the number of ads delivered, representing the effective price paid per impression by a marketer regardless of their desired objective such as impression or action. For advertising revenue arrangements where we are not the principal, we recognize revenue on a net basis.

* * *

With respect to the Staff’s request to quantify the impact that each of the trends discussed above has had on the Company’s advertising revenue, the Company respectfully submits that such quantification is not feasible in a manner that would be accurate and meaningful to investors. Although the Company attempts to estimate the general magnitude of the impact of each of these trends and understand which trends have had a greater or smaller impact relative to other trends, there is significant judgment involved in estimating what impact is attributable to each trend. Such calculations involve complex judgments about what is driving advertising decisions across a large and diversified advertiser base across the globe. The Company endeavors to understand the impact of these trends through a variety of avenues, including its own interactions with advertisers, survey or other internal data, and external resources with market insights for the advertising industry and macroeconomic developments more generally. However, the Company does not have full visibility into the factors driving individual advertiser decisions across its advertiser base, so its estimates are necessarily imprecise. The trends impacting advertising spend are also dynamic and interrelated. For example, it is difficult to identify with precision which advertiser spending decisions are attributable to the COVID-19 pandemic directly versus other macroeconomic conditions or developments, or to limitations on the Company’s ad targeting and measurement capabilities versus the availability of competitive products and services, or to other developments affecting particular regions, industries, or individual advertisers. In fact, any particular advertiser’s spending decisions can be influenced by a combination of these and/or other reasons. Factors and events affecting these trends can also change significantly from quarter to quarter. As such, although the Company endeavors to describe the general estimated magnitude of the impact of these trends in its disclosures, the Company does not believe that attempting to disclose precise numbers would be accurate.

* * *

October 26, 2022	8

Ms. Lauren Pierce, Staff Attorney

Mr. Joshua Shainess, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at (212) 450-4111 or michael.kaplan@davispolk.com with any questions you may have with respect to the foregoing.

Very truly yours,

By:	/s/ Michael Kaplan

Michael Kaplan

cc:	Katherine R. Kelly, Vice President, Deputy General Counsel and Secretary

Meta Platforms, Inc.

VIA EDGAR

October 26, 2022	9